May 24, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by the Pemberwick Fund (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR, as part of the Form N-SAR of the Pemberwick Fund dated May 30, 2017.  We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

/s/PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

To facilitate the various series of Manager Directed Portfolios (the "Trust') having a common independent registered public accounting firm, the decision to dismiss PricewaterhouseCoopers LLP ("PwC") effective upon its completion of its audit for the fiscal year ended April 30, 2016 was recommended by the Fund's Audit Committee and approved by the Fund's Board of Trustees on February 6, 2017.

PwC's reports on the Fund's financial statements for the fiscal years ended April 30, 2016 and April 30, 2015 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Fund's two most recent fiscal years and through March 14, 2017 (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Fund's financial statements for such years; and (ii) there were no "reportable events" of the kind described in Item 304(a)(1)(v) of Regulation S-K.

The Trust has selected BBD, LLP ("BBD") to serve as the Fund's independent registered public accounting firm for the Fund's fiscal year ended March 31, 2017. The decision to select BBD was recommended by the Trust's Audit Committee on February 6, 2017 and was approved by the Trust's Board of Trustees on February 6, 2017. During the Fund's two most recent fiscal years and through March 14, 2017, neither the Fund, nor anyone on its behalf, consulted with BBD on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of said Item 304). The selection of BBD does not reflect any disagreements with or dissatisfaction by the Fund or the Trust's Board of Trustees with the performance of the Fund's prior independent registered public accounting firm, PwC.

The Trust has provided a copy of the foregoing disclosures to PricewaterhouseCoopers LLP ("PwC") and requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above Statements. A copy of such letter, dated May 30, 2017, is filed as Exhibit 77K to this Form NSAR.